SCHEDULE B-1

PORTFOLIOS SUBJECT TO THIS AGREEMENT

Name of Portfolio	Effective Date
HSBC Growth Portfolio	February 1, 2007

HSBC Short Duration Fixed Income Portfolio	February 1, 2007

HSBC Opportunity Portfolio	February 1, 2007

Date last updated:       February 28, 2012